

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 31, 2018

Via E-mail
KR Sridhar
Chief Executive Officer
Bloom Energy Corporation
1299 Orleans Drive
Sunnyvale, CA 94089

>   **Re: Bloom Energy Corporation**
>   **Amendment No. 10 to**
>   **Draft Registration Statement on Form S-1**
>   **Submitted May 18, 2018**
>   **CIK No. 0001664703**

Dear Mr. Sridhar:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors, page 20

1.   Please respond to that portion of prior comment 4 that asked you to disclose any material risks that your multi-class structure could render your shares ineligible for certain stock market indices, adversely affecting share price and liquidity.

2.   Your response to prior comment 7 appears to address only covenants related to PPA II. If those are the only material covenants that generate the covenant risks that you mention on pages 38 and 39, please revise to clarify. Otherwise, please tell us how investors have sufficient information from your disclosure to evaluate the risks.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 68</u>

3.   We note your response to prior comment 6. Please disclose the extent of cost reductions assumed in your existing contracts given your disclosure in the second risk factor on page 31 and your disclosure in the last two sentences of the first paragraph on page 132.

<u>PPA IIIb, page 84</u>

4.   Please reconcile your disclosure that your obligation is uncapped under the quarterly output guarantee with your added disclosure that your remaining potential liability is approximately $5.4 million under the quarterly output guarantee.

<u>Delivery and Installation of Our Product, page 88</u>

5.   Please update your disclosure to include backlog orders believed to be firm, as of a recent date and as of a comparable date in the preceding fiscal year. See Regulation S-K Item 101(c)(1)(viii) and comment 1 in our letter to you dated February 2, 2018.

<u>Related Party Transactions, page 176</u>

6.   Please provide us your analysis of whether Regulation S-K Item 601 requires that you file the PPA-related agreements to which related persons as defined in Regulation S-K Item 404 are parties.

        You may contact Michael Fay at (202) 551-3812 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or me at (202) 551-3617 with any other questions.

                                                Sincerely,

                                                /s/ Russell Mancuso

                                                Russell Mancuso
                                                Branch Chief
                                                Office of Electronics and Machinery

cc: Jeffrey R. Vetter, Esq.
        Fenwick & West LLP